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                             February 7, 2022

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 8 to
                                                            Registration
Statement on Form F-1
                                                            Filed February 3,
2022
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Form F-1

       Capitalization, page 52

   1. Please revise your presentation to include indebtness, such as short-term bank borrowings, as part of
your capitalization table.
   2. Please expand the disclosures for the pro forma column that includes the underwriter's exercise of the
overallotment option in full to disclose your basis for assuming the underwriters will
exercise the option in full. Please also address this comment for your dilution presentation.
 Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany7,NameMeihua
February   2022         International Medical Technologies Co., Ltd.
February
Page 2 7, 2022 Page 2
FirstName LastName
Dilution, page 54

3. Please expand the initial sentence to disclose the dollar amount of net tangible book value in addition to the per ordinary share value.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Joe Laxague, Esq.